Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

October 27, 2011

NYSE and Deutsche Börse appeal over tie-up

By Alex Barker in Brussels and Jeremy Grant in London

NYSE Euronext and Deutsche Börse on Thursday appealed to antitrust authorities in Brussels to reconsider their initial assessment of the exchange operators’ plan to create the world’s largest bourse, arguing that the deal should be assessed in a global, not merely a narrow European context.

The development came at the start of two days of hearings in Brussels into the deal, which is the only cross-border exchanges deal remaining after a number of tie-ups evaporated due to antitrust and nationalist concerns.

At stake is whether Brussels will decide that the combination, creating a near-monopoly in exchange-traded derivatives in Europe, would stifle user choice and concentrate too much market power in the hands of one player.

Deutsche Börse and NYSE Euronext are waging an increasingly urgent campaign to counter European Commission concerns about the deal, in particular signs that the Commission team working on the case have limited their assessment of the deal to its effects on competition in the European markets.

Speaking to the Financial Times, Duncan Niederauer, chief executive of NYSE Euronext, said the European Commission’s argument was “thorough”.

However, he added: “I think we are trying to point out the incompleteness to some of their arguments and to try to explain that the markets have evolved dramatically in the last five or 10 years and a narrow definition of markets or products or competition is, in our minds, not appropriate.”

NYSE and the Börse argued at the hearing that the exchange-traded derivatives markets are global and that the combined group would face competition from rivals such as CME Group of the US.

Narrowing their assessment of the deal to Europe would fail to take account of that at a time when Europe’s markets face threats from emerging Asian players too, the exchange groups argued.

Brussels produced a detailed assessment of the deal in a “statement of objections” issued to the parties three weeks ago. In it, officials appeared to have settled on a relatively narrow definition of the derivatives markets, people familiar with the document say.

That would focus on whether a combination of the Börse’s Eurex futures exchange with Liffe, NYSE Euronext’s futures platform, would lead to a loss of competition in key futures contracts, if antitrust officials agree that, currently, Eurex and Liffe compete with each other.

The London Stock Exchange and Nasdaq OMX, which are keen to compete against Eurex and Liffe, argue that they do compete.

The German and US operators also argued at the hearing that the Commission should include the large over-the-counter (OTC) derivatives markets, and not restrict the scope of the probe to existing exchange-traded markets.

Any assessment of the likely success or failure of the deal to pass antitrust muster increasingly revolves around these two issues.

Both groups are steadfastly refusing in public to entertain the idea of making concessions to try and win regulatory clearance. If the parties want to avoid the deadline for a final decision on the deal being pushed into next year their last opportunity to propose so-called “remedies” is the end of next week.

Mr Niederauer said: “We will not front-run the regulatory process.” His comments came as his group and Deutsche Börse unveiled a surprise joint share repurchase plan.

NYSE Euronext said it would repurchase up to $100m in common stock, while Deutsche Börse said it would buy back about €100m. Both groups said the moves had been planned for some time and were in line with broader, previously-announced schemes.

However Christopher Harris, analyst at Wells Fargo, said it was a “somewhat surprising development”.

The intense lobbying around the DB/NYSE deal has become politically charged since sweeping reforms of European market structures, unveiled by Brussels this month in a new version of the Markets in Financial Instruments Directive, would increase competition in the exchange-trade derivatives markets by requiring that operators such as Deutsche Börse open up their clearing systems to rivals.

NYSE and the Börse said they had agreed to co-ordinate their respective share buy-backs “to preserve the ownership percentages of 40 per cent and 60 per cent to be held by former NYSE Euronext and Deutsche Börse shareholders, respectively, in the combined company following the pending business combination”.

The proposed business combination is worth €12.4bn based on Wednesday’s closing prices.

“At current trading levels, we do not feel that the underlying strength of our franchise, strong free cash flow generation and the compelling nature of our upcoming merger with Deutsche Börse are properly reflected in our share price,” said Michael Geltzeiler, NYSE’s chief financial officer.

“Given our focus on shareholder value, we are recommencing a limited stock buy-back program, on top of the already attractive stream of dividends that we expect to pay out to investors in conjunction with our merger.”

Mr Niederauer said: “The key message we are trying to get across today is that there are benefits to all our stakeholders from the merger, whether it is our transacting clients, or the local investment banks or the issuing community or the regulators or the shareholders.

“Sometimes we tend to forget the shareholders and we shouldn't forget the shareholders.”

Mr Niederauer also argued that unlike other industries, the exchange business was “a lot closer to the economic growth engine than most industries”.

“And what I mean by that is if we get the merger right and there is more liquidity in the secondary market and a pan-European market is able to do a capital formation job, and we deliver the efficiencies that we are promising ... that puts more capital into the system, which should have direct knock-on effects for access to that capital for people who have jobs to create, and the shared responsibility of rebuilding our economies.

“The only way that is going to happen is if that capital finds its way to the job creators – small, medium and large. You might not believe that in a merger of two companies in another industry. You can and should believe that in a merger of two companies in our industry because of what we do every day,” Mr Niederauer added.

About NYSE Euronext

NYSE Euronext (NYX) is a leading global operator of financial markets and provider of innovative trading technologies. The company's exchanges in Europe and the United States trade equities, futures, options, fixed-income and exchange-traded products. With approximately 8,000 listed issues (excluding European Structured Products), NYSE Euronext's equities markets - the New York Stock Exchange, NYSE Euronext, NYSE Amex, NYSE Alternext and NYSE Arca - represent one-third of the world's equities trading, the most liquidity of any global exchange group. NYSE Euronext also operates NYSE Liffe, one of the leading European derivatives businesses and the world's second-largest derivatives business by value of trading. The company offers comprehensive commercial technology, connectivity and market data products and services through NYSE Technologies. NYSE Euronext is in the S&P 500 index, and is the only exchange operator in the Fortune 500. For more information, please visit: http://www.nyx.com.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. ("Holding"), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission ("SEC") that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding's offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) ("BaFin"), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC's website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext's website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding's website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

SOURCE: NYSE Euronext

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